

June 14, 2010

By U.S. Mail and facsimile: (203) 789-2650

Peyton R. Patterson
Chairman, President and Chief Executive Officer
NewAlliance Bancshares, Inc.
195 Church Street
New Haven, CT 06510

  Re: NewAlliance Bancshares, Inc.
    Form 10-K for fiscal year ended December 31, 2009
    File No. 001-32007

Dear Ms. Patterson:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Eric Envall
        Staff Attorney